FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 16, 2016, Hunter Maritime Acquisition Corp. (the "Company") completed the sale of an additional 173,100 units (the "Additional Units") of the Company to the underwriters of its initial public offering (the "IPO") at the public offering price per unit pursuant to a partial exercise of the over-allotment option granted to the underwriters in connection with the IPO. Each unit consists of one Class A common share and one half of one warrant of the Company. Each whole warrant entitles the holder thereof to purchase one Class A common share for $11.50 per share. The Company received $1,696,380 in net proceeds from the sale, which includes $60,585 in the aggregate payable to the underwriters for deferred underwriting commissions.

In connection with the sale of the Additional Units, the Company completed the private sale of an additional 23,080 warrants (the "Additional Private Placement Warrants") to the Company's sponsor, Bocimar Hunter NV, at a purchase price of $1.50 per Additional Private Placement Warrant, generating gross proceeds to the Company of $34,620.

A total of $1,731,000, comprised of the net proceeds of the sale of the Additional Units and the proceeds of the sale of the Additional Private Placement Warrants, was placed in a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP. (Registrant)
Dated: December 20, 2016
/s/ Alexander Saverys By: Alexander Saverys Chief Executive Officer